Exhibit 21.1
Subsidiaries of MedAssets, Inc.

State or Other Jurisdiction of
Name of Subsidiary	Incorporation or Organization
Aspen Healthcare Metrics LLC	Delaware
MedAssets Analytical Systems, LLC	Delaware
MedAssets Supply Chain Systems, LLC	Delaware
MedAssets Net Revenue Systems, LLC	Delaware
Dominic & Irvine, LLC	Delaware
MedAssets Services, LLC	Delaware
Broadlane Intermediate Holdings, Inc.	Delaware
Broadlane NY, Inc.	Delaware
MedAssets Ventures, LLC	Delaware
MedAssets Insurance Solutions, LLC	Delaware
Health Equipment Logistics and	Delaware
Planning, Inc.
Healthcare Performance Partners, Inc.	Delaware
KP Select, Inc.	Delaware
The Broadlane Group, Inc.	Delaware